FAIR, ISAAC AND HNC SOFTWARE ANNOUNCE MERGER PLANS
STRUCTURE AND TERMS
THE COMBINED COMPANY — UNPARALLELED DEPTH IN ANALYTICS
ABOUT FAIR, ISAAC
ABOUT HNC
FORWARD LOOKING STATEMENTS
ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Filed by HNC Software Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities and Exchange Act of 1934
Subject Company: HNC Software Inc.
Commission File No. 0-26146

         This filing relates to the proposed merger between Northstar Acquisition Inc., a wholly-owned subsidiary of Fair, Issac and Company, Incorporated, and HNC Software Inc., pursuant to an Agreement and Plan of Merger, dated as of April 28, 2002. The Agreement and Plan of Merger was filed by HNC Software Inc. under cover of Form 8-K on April 30, 2002 and is incorporated by reference into this filing.

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         On April 29, 2002, Fair, Isaac and Company, Incorporated and HNC Software Inc. issued the following press release:

[FAIR ISAAC LOGO]		[HNC SOFTWARE LOGO]

CONTACTS:	Investors & Analysts:	Investors & Analysts:

	Debbie McGowan Fair, Isaac 415-492-5309 dmcgowan@fairisaac.com	Heidi Flannery President, Ficomm 503-203-8808 x103 heidi.flannery@ficomm.com

	Media:	Media:

	Brian Kane Fair, Isaac 651-766-2905 briankane@fairisaac.com	Melinda Bateman HNC Software 858-799-8370 mbateman@hnc.com

FAIR, ISAAC AND HNC SOFTWARE ANNOUNCE MERGER PLANS

•	AGREEMENT WILL CREATE INDUSTRY POWERHOUSE IN BUSINESS ANALYTICS AND DECISION MANAGEMENT TECHNOLOGY SOLUTIONS

•	MERGED COMPANY WILL PROVIDE END-TO-END SOLUTIONS FOR CUSTOMER ACQUISITION, MANAGEMENT AND OPTIMIZATION

SAN RAFAEL, CALIF. AND SAN DIEGO, CALIF. — APRIL 29, 2002 — Fair, Isaac and Company, Incorporated (NYSE: FIC) and HNC Software Inc. (NASDAQ: HNCS) today announced plans to join forces in a merger that will create an unmatched provider of leading-edge business analytic solutions for a broad range of industries. The companies will merge under the Fair, Isaac name in a move that will bolster the brand’s global leadership in creative analytics and position the combined company to deliver greater value to its customers, shareholders and employees.

Fair, Isaac and HNC share a proven track record of providing innovative customer strategy and decision management applications and tools, and the merger is designed to fully leverage the strengths of each organization. Fair, Isaac sets the standard for analytic solutions, and HNC is a recognized leader in high-end analytic and decision management software. They help companies acquire customers, build customer loyalty, reduce losses and optimize the value of customer relationships. The addition of HNC’s domain and technology expertise will allow the combined company to offer a more complete set of solutions to core markets including financial services, retail, telecommunications, insurance, government and healthcare.

“This combination of leaders in our respective markets will bring the depth of Fair, Isaac’s creative analytics to a new level for the industries we serve” said Tom Grudnowski, CEO of Fair, Isaac. “We have an exciting opportunity to bring together the best minds in analytics and decision management to better leverage and deliver leading-edge technologies, products, and services. These synergies and our complementary product lines make this a tremendous and timely proposition, and position us for sustained long-term growth.”

“Fair, Isaac and HNC share a common strategic vision for the growth of the analytics and decision management technology market,” said John Mutch, Chief Executive Officer of HNC. “Our combined intellectual assets and services will meet the increasing demand for the solutions we offer and create immediate benefits for our current customers. The combination is extremely well-positioned to deliver sustainable shareholder value.”

STRUCTURE AND TERMS

Under the merger agreement, approved by both Boards of Directors, the owners of HNC will receive 0.346 of a newly issued Fair, Isaac share for each share of HNC. HNC stockholders will own approximately 35% of the total outstanding capital stock of the merged company. Two directors from HNC will join the Board of Directors of Fair, Isaac, bringing the total number of board members to nine. Tom Grudnowski will remain the Chief Executive Officer of Fair, Isaac. The integration effort will be managed by a combined team of Fair, Isaac and HNC leaders headed by Mark Pautsch, vice president of product development at Fair, Isaac. The overall transaction is valued at approximately $810 million, based on the closing price of Fair, Isaac stock on April 26, 2002.

The transaction is expected to be tax-free to stockholders of both companies for U.S. federal income tax purposes and is expected to close in the third calendar quarter, subject to regulatory review, approval by both companies’ stockholders and certain other conditions.

Stephens Inc. and Salomon Smith Barney Inc. acted as financial advisors to Fair, Isaac. Credit Suisse First Boston acted as financial advisor to HNC. Pillsbury Winthrop LLP is legal advisor to Fair, Isaac. Fenwick & West LLP is legal advisor to HNC.

THE COMBINED COMPANY — UNPARALLELED DEPTH IN ANALYTICS

The merger of Fair, Isaac and HNC will deliver significant benefits to companies who rely upon creative analytics and decision management technologies to develop and implement profitable customer acquisition and relationship management strategies. The merger will combine Fair, Isaac’s leadership position in advanced analytics with HNC’s leadership position in analytic and decision management software. The merged company will be positioned to respond to growing demand for analytic solutions that help businesses market more efficiently, increase customer value, reduce losses and operating expenses, and enter new markets more profitably. The company will offer an unparalleled depth of solutions to a broad range of core and emerging markets.

Fair, Isaac and HNC will host a joint conference call today at 6:00 am Pacific Time / 9:00 am Eastern Time to discuss this merger in more detail. The call can be accessed live on the Investor Relations section of both companies’ Web sites: www.fairisaac.com and www.HNC.com, and will be archived on the sites following the call. All interested parties are welcome to attend.

ABOUT FAIR, ISAAC

Fair, Isaac is the preeminent provider of creative analytics that unlock value for people, businesses and industries. The company’s predictive modeling, decision analysis, intelligence management and decision engine systems power more than 14 billion decisions a year. Founded in 1956, Fair, Isaac helps thousands of companies in over 60 countries acquire customers more efficiently, increase customer value, reduce risk and credit losses, lower operating expenses and enter new markets more profitably. Most leading banks and credit card issuers rely on Fair, Isaac’s analytic solutions, as do insurers, retailers, telecommunications providers and other customer-oriented companies. Through the www.myfico.com Web site, consumers use the company’s FICO® scores, the standard measure of credit risk, to manage their financial health. For more information, visit www.fairisaac.com.

ABOUT HNC

HNC is a leading provider of high-end analytic and decision management software that enables global companies to manage customer interactions by converting data and customer transactions into real time recommendations. HNC’s proven software empowers Global 2000 companies in the financial services, insurance, telecommunications, healthcare industries and government agencies to make millions of the right mission-critical customer decisions designed to increase revenues and decrease risk. For more information, visit www.HNC.com.

FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Fair, Isaac’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC’s SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac’s and HNC’s results could differ materially from Fair, Isaac’s and HNC’s expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Fair, Isaac and HNC intend to file with the Securities and Exchange Commission a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac’s executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning the interests of HNC’s executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders to be held on May 28, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Copies of such Proxy Statements may be obtained without charge at the SEC’s web site at www.sec.gov.

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On April 29, 2002, HNC Software Inc. sent an email to all of its employees. The text of the email message follows:

HNC Management and Employees:

On behalf of HNC’s Management and Board of Directors, I’m happy to share some history-making news with you. Today, we have announced the merger of the two most respected analytics and decision management companies in the world. HNC Software, Inc. and Fair, Isaac & Co. have agreed to form a single company that marks and reaffirms HNC’s value and vision to become the preeminent provider of analytic and decision management solutions.

The merger resulted from the shared vision of bringing the best technology, products, and service to the marketplace. The combination of our two companies, both recognized as leaders in our respective markets, will provide new opportunities for employees, customers and shareholders and will create a true “powerhouse” in business analytics and decision management. HNC’s world-class people, technology and products combined with Fair Isaac’s leading analytics and data solutions will bolster our ability to provide best-of-breed strategy software solutions to companies all over the world. Our respective products and services are widely recognized as the standards that our customers depend on to build better business strategies, reduce risk, lower costs, and deliver improved customer experiences.

HNC’s history is marked with significant milestones like this that have helped to define us and reinforce our determined effort and desire to achieve superior results. Each of you should be very proud of what you’ve accomplished at HNC during some very tough operating conditions and I want to personally thank each and every employee for the outstanding effort, dedication, and commitment. And while we should not forget the past and what we have accomplished together, we must now look forward to the emerging opportunities.

Our announcement today will significantly accelerate our growth and extend our capabilities but we need to stay focused on generating tangible customer value today. We will move quickly to define the details and integrate the two companies to realize as many benefits of the merger as possible, but in the meantime:

1) Maintain focus on our current business and valued customers: Our customers are our most valued asset and we must do all we can to ensure they see the benefits of this merger.

2) We must communicate thoroughly and to the best of our abilities: We will be open and forthcoming with available information, and we will utilize as many channels as necessary to ensure you and your teams are informed.

3) Assist and remain flexible: We have a special opportunity to become part of a major force in our industry, and it will take the combined resources and an integrated effort to realize the full potential.

As we move through the merger process, all of us will be required to learn, adapt, and contribute—during rapid change and transition—while we

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continue to support and drive to deliver results that meet shareholder expectations. Over the course of the next few weeks, the management and functional teams will deliver more information on the specific details of the merger and how it will precisely impact you and your department. For example, you’ll be able to go to our Intranet and review the press release, FAQs and other documents relative to this transaction, and submit any questions that we haven’t already answered.

And please remember not to speak to anyone from the media. If you are contacted and asked to comment, please forward all press calls to Melinda Bateman at (858) 799- 8370.

I’m delighted and proud of what we’ve accomplished and look forward with great anticipation towards the future.

Additional Information About the Merger and Where to Find It Fair, Isaac and HNC intend to file with the Securities and Exchange Commission a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC’s Web site at www.sec.gov <http://www.sec.gov

<<http://www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415/492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858/546-8877.

Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac’s executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002, and will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning the interests of HNC’s executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders to be held on May 28, 2002, and will be contained in the joint proxy statement/prospectus when it becomes available. Copies of such Proxy Statements may be obtained without charge at the SEC’s Web site at www.sec.gov <http://www.sec.gov.

ATTORNEY-CLIENT PRIVILEGED COMMUNICATION:

The information contained in this message is privileged and confidential. It is intended only to be read by the individual or entity named above or their designee. If the reader of this message is not the intended recipient, you are on notice that any distribution of this message, in any form, is strictly prohibited. If you have received this message in error, please immediately notify the sender and/or Fenwick & West LLP by telephone at (650) 494-0600 and delete or destroy any copy of this message.

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Following are the presentation materials for the analyst briefing on April 29, 2002:

[Fair, Isaac logo]	[HNC logo]

Redefining The World
Of Business Analytics

[Fair, Isaac logo]	[HNC logo]

Tom Grudnowski
Chief Executive Officer – Fair, Isaac

John Mutch
Chief Executive Officer – HNC Software

TRANSACTION SUMMARY

•	Stock-for-Stock merger

•	Fixed exchange ratio of 0.346 Fair, Isaac shares for each HNC Software share

•	$810 million transaction value

•	$22.18 per share based on April 26, 2002 closing prices

•	HNC Software to own 35% of the pro forma company

•	Accretive to earnings in full fiscal year 2003

•	Leadership

•	Tom Grudnowski, Chief Executive Officer

•	Integration led by both management teams

•	2 HNC Software directors or appointees to join Fair, Isaac Board

•	Expected closing in 3rd Calendar Quarter 2002

FAIR, ISAAC & HNC SOFTWARE

$in millions	Fair, Isaac	HNC
Market Capitalization (1)	$1,469	$810

Revenue (2)	$343	$228

Cash (2)	$182	$308

Debt (2)	$0	$150

Headquarters	San Rafael, CA	San Diego, CA

(1)	Based on prices as of 4/26/02; HNC based on transaction value

(2)	Financial information as of / for the 12 months ended 3/31/02

STRATEGIC RATIONALE

•	Redefine the growing world of business analytics

•	Consolidate expertise in transactional and predictive technology at top of analytic value chain

•	Combine leading technology platforms and best-of-breed products across multiple large verticals

•	Bring together the best minds in analytics

•	Management

•	R&D

•	Sales & Marketing

•	Increase shareholder value – attractive financial impact

HUGE NEW MARKETS FOR
ANALYTICS AND DECISION MANAGEMENT SOLUTIONS

[Diagram showing the following information: CRM Market Size: $8B; Analytics Market Size: $2B; Consulting Market Size: $21B; Data Market Size: $9B; Processors Market Size: $20B]

Source: Gartner, IDC and Wall Street estimates, 2001 US markets

COMPLEMENTARY CUSTOMERS:
DOMAIN EXPERTISE, CROSS-SELL OPPORTUNITIES

	Fair, Isaac	HNC

Financial Services	65% of world’s credit cards; 3 out of 4 US mortgages; 22 of the top 25 retail card issuers	23 of 25 card issuers worldwide

Insurance	>300 companies	7 of 10 largest carriers

Telecom	7 of top 10 US carriers	80+ service providers worldwide

Other	Retail	Government, Healthcare

COMPLEMENTARY CUSTOMERS:
CLEAR LEADERS IN KEY VERTICAL MARKETS

[AAA Mid-Atlantic, State Farm Insurance, Progressive]

[Worldcom, Bell, Verizon]

[Barclays, Fleet, Banamex, BBVA Bancomer, GMAC, Bank of America, HSBC, Chase, Itau Seguros, E*Trade, Deutsche Bank, Royal Bank Financial Group, Samsung Digital, Unibanco, SMBC, United California Bank]

[Best Buy.com, Marks & Spencer, neckermann, The Picture People, Tower Records, Enterprise Rent-a-Car, Dillards.com]

VISION / VALUE PROPOSITION

Fair, Isaac is the preeminent provider of
creative analytics that unlock value for people,
businesses and industries

Our solutions enable our customers to develop and implement profitable strategies that

•	Expand market share

•	Build customer loyalty

•	Reduce losses

•	Optimize the value of customer relationships

A SHARED TECHNOLOGY VISION

Analytical Applications

Scoring, Risk, Marketing, Origination, Efficiency, Acct. Mgmt.

Integrated Enterprise Solutions – Core Analytic Capabilities

Decisioning
Rules Engines

Data Intelligence

BRINGING TOGETHER THE BEST MINDS IN ANALYTICS

•	Strong leadership, proven execution

•	Experienced, best talent at all levels

•	Two of the world’s best R&D teams to accelerate technical innovation

•	Analytics Consulting groups for enhanced execution of selling complex solutions

•	Leveraged Sales and Marketing team for deepening customer relationships

FOCUS ON INTEGRATION

•	Integration effort led by identified team of leaders from multiple disciplines

•	Defined timeframe with specific targets and milestones

•	Comprehensive integration plan to:

•	Eliminate operational redundancies

•	Capitalize on scale

•	Pursue new revenue opportunities

•	Combine and leverage leading technology platforms

•	Restructure product lines for best applications

•	Proactively integrate to advance customer relationships with clear brand and product alignment

•	Integrate and leverage the best cultural elements

SUBSTANTIAL SYNERGY OPPORTUNITIES

•	Annual pre-tax cost savings of at least $35 million

•	Similar operating structures enable major efficiency opportunities

•	Refocus R&D

•	Sales Force Leverage

•	General and Administrative

•	Align Complementary Product Lines

•	Targeted efficiencies expected to be fully realized 12 months from closing; opportunity for ongoing improvement

•	Combined Company better positioned to accelerate top-line growth

FINANCIAL IMPACT

($in Millions, except EPS)	Fair, Isaac	HNC	Pro Forma

FY03 Revenue (a)	$402	$287	$689

			Cash/GAAP

FY03 EPS (a)(b)	$2.77		$3.04 / $2.85

Accretion (b)			10% / 3%

LTM Revenue (c)	$343	$228	$571

LTM EBITDA (c)	$111	$28	$139

EBITDA Margin (c)	32%	12%	24%

(a)	Revenue and EPS estimates for Fair, Isaac’s fiscal year ending 9/30 based on First Call as of 4/26/02

(b)	Cash EPS excludes amortization of identified intangibles resulting from this transaction

(c)	Financial results for the twelve months ended 3/31/02

COMPELLING INVESTMENT OPPORTUNITY

•	Preeminent provider of creative analytics that unlock value for people, businesses and industries

•	Accelerate ability to capture large market potential

•	Predictable and profitable financial model

•	Over 70% recurring revenue model

•	Accelerate top-line growth and expand operating margins

•	Strong cash balance — $490MM as of March 31, 2002

•	Accretive to earnings (even before any revenue synergies)

•	Defined integration plan

The New Fair, Issac

[Fair, Isaac logo]

Redefining the World of Business Analytics

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Additional Information About The Merger And Where To Find It

Fair, Isaac and HNC intend to file with the Securities and Exchange Commission a joint proxy statement/prospectus and other relevant materials in connection with the merger. The joint proxy statement/prospectus will be mailed to the stockholders of Fair, Isaac and HNC. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

Fair, Isaac, HNC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac’s executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning the interests of HNC’s executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders to be held on May 28, 2002 and will be contained in the joint proxy statement/prospectus when it becomes available. Copies of such Proxy Statements may be obtained without charge at the SEC’s web site at www.sec.gov.